Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

between

VIRGINIA FINANCIAL GROUP, INC.

and

FNB CORPORATION

July 26, 2007

i

LIST OF EXHIBITS

EXHIBIT 1.1(a)	Plan of Merger
EXHIBIT 1.1(b)	Stock Option Agreement for VFG
EXHIBIT 1.1(c)	Stock Option Agreement for FNB
EXHIBIT 1.3(b)	Form of Bylaw Amendment of the Continuing Corporation
EXHIBIT 5.8	Form of Affiliate Agreement
EXHIBIT 5.12	Form of Employment Agreements

INDEX OF DEFINED TERMS

Acquisition Transaction	Section 5.5(b)
Available FNB Stock Plan Shares	Section 2.5(e)
Bank Merger	Section 1.4(a)
Bank Reports	Section 3.3(f)(iii)
Benefit Plans	Section 3.3(m)(i)
Closing Date	Section 1.2
Code	Recitals
Continuing Bank	Section 1.4(a)
Continuing Corporation	Section 1.1
Continuing Corporation Common Stock	Section 2.1(a)
Continuing Corporation Stock Award	Section 2.5(c)
Continuing Corporation Stock Option	Section 2.5(a)
Disclosure Letter	Section 3.1(a)
Effective Date	Section 1.2
Environmental Laws	Section 3.3(p)(v)
Environmental Claim	Section 3.3(p)(v)
ERISA	Section 3.3(m)(ii)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)
GAAP	Section 3.3(f)(ii)
Governmental Authority	Section 5.6(a)
VFG Affiliates	Section 5.8
VFG Common Stock	Section 2.1(c)
VFG Directors	Section 1.3(b)
VFG DRP	Section 3.3(d)
VFG Option Agreement	Recitals
VFG Stock Award	Section 3.3(d)
VFG Stock Option	Section 3.3(d)
VFG Stock Plan	Section 3.3(d)
VFG Stockholder Approval	Section 3.3(c)(i)
Intellectual Property	Section 3.3(r)
Joint Proxy Statement	Section 5.4(a)
Knowledge	Section 3.2(c)
FNB Affiliates	Section 5.8
FNB Common Stock	Section 2.1(a)
FNB Continuing Employees	Section 5.9(a)
FNB Directors	Section 1.3(b)
FNB DRP	Section 3.3(e)
FNB Option Agreement	Recitals
FNB Stock Award	Section 2.5(c)
FNB Stock Option	Section 2.5(a)
FNB Stock Plan	Section 2.5(a)
FNB Stockholder Approval	Section 3.3(c)(i)
Material Adverse Effect	Section 3.2(b)
Materials of Environmental Concern	Section 3.3(p)(v)
Merger	Recitals
New Certificates	Section 2.2(a)
Old VFG Certificates	Section 2.2(c)
Old FNB Certificates	Section 2.1(b)

Organizational Documents	Section 3.3(a)
Plan of Merger	Section 1.1
Registration Statement	Section 5.4(a)
Regulatory Approvals	Section 5.6(a)
Rights	Section 3.3(d)
SCC	Section 1.2
SEC	Section 3.3(f)
SEC Reports	Section 3.3(f)
Securities Act	Section 5.4(a)
Securities Laws	Section 3.3(f)
Superior Proposal	Section 5.5(c)
Stock Option Agreements	Recitals
Subsidiary	Section 3.3(b)
Takeover Laws	Section 3.3(s)
Takeover Provisions	Section 3.3(s)
Tax Returns	Section 3.3(k)
Taxes	Section 3.3(k)
Technology Systems	Section 3.3(r)
VSCA	Section 1.1

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of July 26, 2007, between VIRGINIA FINANCIAL GROUP, INC., a Virginia corporation (“VFG”), and FNB CORPORATION, a Virginia corporation (“FNB”).

WHEREAS, the Boards of Directors of VFG and FNB have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the business combination transaction provided for herein in which VFG and FNB will affiliate in a merger of equals transaction (the “Merger”);

WHEREAS, the Boards of Directors of VFG and FNB have each determined that the Merger and the other transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals;

WHEREAS, as an inducement and condition to VFG entering into this Agreement, FNB is granting to VFG an option pursuant to a stock option agreement in the form set forth in Exhibit 1.1(b) (the “VFG Option Agreement). As an inducement and condition to FNB entering into this Agreement, VFG is granting to FNB an option pursuant to a stock option agreement in the form set forth in Exhibit 1.1(c) (the “FNB Option Agreement” and, together with the VFG Option Agreement, the “Stock Option Agreements”); and

WHEREAS, it is the intention of the parties that, for federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

The Merger and Related Matters

1.1 The Merger.

Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.2, FNB will be merged with and into VFG pursuant to the Plan of Merger attached hereto as Exhibit 1.1(a) and made a part hereof (the “Plan of Merger”). VFG will be the surviving corporation in the Merger (referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Date or thereafter). The Merger will have the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”).

1.2 Effective Date.

The Merger will become effective on the date and at the time shown on the Certificate of Merger issued by the Virginia State Corporation Commission (the “SCC”) effecting the Merger (the “Effective Date”). Subject to the satisfaction or waiver of the conditions set forth in Article 6, the parties will use their reasonable best efforts to cause the Effective Date to occur on or before January 1, 2008, or on such other date as the parties may agree in writing. All documents required by this Agreement to be delivered at or before the Effective Date will be exchanged by the parties at the closing date of the Merger (the “Closing Date”), which shall be held on or before the Effective Date. At or after the Closing Date, VFG and FNB will execute and deliver Articles of Merger containing the Plan of Merger to the SCC.

1.3 Corporate Governance and Related Matters.

(a) Prior to the Effective Date, the name of the Continuing Corporation will be selected by the mutual agreement of VFG and FNB.

(b) Prior to the Effective Date, VFG shall take all actions necessary to adopt the amendment to the Bylaws of VFG substantially in the form set forth in Exhibit 1.3(b), effective as of the Effective Date. On or prior to the Effective Date, the Board of Directors of VFG shall cause the number of directors that will comprise the full Board of Directors of the Continuing Corporation at the Effective Date to be fixed at such number, not to exceed twenty-four, as agreed to by the parties. Of the members of the initial Board of Directors of the Continuing Corporation at the Effective Date, not more than twelve shall be current VFG directors designated by VFG, including the current President and Chief Executive Officer of VFG (the “VFG Directors”), and not more than twelve shall be current FNB directors designated by FNB, including the current President and Chief Executive Officer of FNB (the “FNB Directors”); it being understood and agreed that the Board of Directors shall be split evenly between VFG and FNB Directors until at least the third anniversary of the Effective Date. No other directors or employees of VFG or FNB shall be designated to serve on the Board of Directors of the Continuing Corporation at the Effective Date. The VFG Directors and FNB Directors will be split as equally as possible among the three classes of directors to serve staggered terms.

(c) Prior to the Effective Date, the VFG Board of Directors will take such actions as are necessary to cause the following persons to be elected or appointed to the following offices of the Continuing Corporation as of the Effective Date:

William P. Heath, Jr.	Chairman of the Board of Directors
O. R. Barham, Jr.	President and Chief Executive Officer
Litz H. Van Dyke	Executive Vice President and Chief Operating Officer
Jeffrey W. Farrar	Executive Vice President and Chief Financial Officer

(d) The headquarters of the Continuing Corporation will be located in Charlottesville, Virginia.

(e) The operations center of the Continuing Corporation will be located in Christiansburg, Virginia.

1.4 Consolidation of Banking and Trust Operations.

(a) At the Effective Date or as soon thereafter as reasonably practicable, First National Bank, a wholly-owned national banking subsidiary of FNB, Planters Bank & Trust Company of Virginia, a wholly-owned Virginia chartered banking subsidiary of VFG and Second Bank & Trust, a wholly-owned Virginia chartered banking subsidiary of VFG, will be merged together (the “Bank Merger”) in a manner determined by the Continuing Corporation and with Second Bank & Trust as the surviving bank in the Bank Merger (referred to herein as the “Continuing Bank” whenever reference is made to it as of the effective date of the Bank Merger or thereafter).

(b) Prior to the Effective Date, the name of the Continuing Bank will selected by the mutual agreement of VFG and FNB.

(c) On or prior to the effective date of the Bank Merger, the Board of Directors of Second Bank & Trust shall cause the number of directors that will comprise the full Board of Directors of the Continuing Bank at the effective date of the Bank Merger to be fixed at the number of directors determined by VFG and FNB, with VFG and FNB each designating an equal number of directors to serve on the Board of Directors of the Continuing Bank.

(d) Prior to the effective date of the Bank Merger, the Board of Directors of Second Bank & Trust will take such actions as are necessary to cause the following persons to be elected or appointed to the following offices of the Continuing Bank as of the effective date of the Bank Merger:

Raymond D. Smoot, Jr.	Chairman of the Board of Directors
Gregory W. Feldmann	President and Chief Executive Officer

(e) The headquarters and operations center of the Continuing Bank will be located in Christiansburg, Virginia, and at the effective date of the Bank Merger the Continuing Bank will have four banking regions, each with a separate officer in charge.

(f) As soon as practicable after the Effective Date, the Continuing Corporation and the Continuing Bank will take all appropriate action necessary: (i) to consolidate the trust operations of First National Bank and Virginia Commonwealth Trust Company into either the trust division of the Continuing Bank or Virginia Commonwealth Trust Company, as determined prior to the Effective Date by VFG and FNB; (ii) to change the name of the new trust division or company to a new name selected by mutual agreement of VFG and FNB; and (iii) to appoint the officers and directors of the new trust division or company.

1.5 Articles of Incorporation and Bylaws of the Continuing Corporation.

The Articles of Incorporation and Bylaws of the Continuing Corporation as in effect immediately prior to the Effective Date, as such Articles of Incorporation are proposed to be amended to change the name of the Continuing Corporation as set forth in Section 1.3(a) and as such Bylaws are to be amended as set forth in Exhibit 1.3(b), will be the Articles of Incorporation and Bylaws of the Continuing Corporation.

ARTICLE 2

Merger Consideration; Exchange Procedures

2.1 Conversion of Shares.

At the Effective Date, by virtue of the Merger and without any action on the part of VFG or FNB or their respective stockholders:

(a) Each share of common stock, par value $5.00 per share, of FNB (“FNB Common Stock”) issued and outstanding immediately before the Effective Date will be converted into and exchanged for 1.585 fully paid and nonassessable shares of common stock, par value $1.00 per share, of the Continuing Corporation (“Continuing Corporation Common Stock”) pursuant to the terms and conditions set forth in this Agreement and the Plan of Merger (the “Exchange Ratio”).

(b) All shares of FNB Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Date. Each certificate previously representing any such shares (the “Old FNB Certificates”) shall cease to represent any rights except the right to receive with respect to each underlying share of FNB Common Stock (i) a new certificate representing the number of whole shares of Continuing Corporation Common Stock into which the shares of FNB Common Stock represented by the Old FNB Certificate have been converted pursuant to this Section 2.1 upon the surrender of such Old FNB Certificate in accordance with Section 2.2, (ii) in accordance with Section 2.3, cash in lieu of fractional shares of Continuing Corporation Common Stock; and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.4.

(c) Each share of common stock, par value $1.00 per share, of VFG (“VFG Common Stock”) issued and outstanding immediately before the Effective Date shall remain an issued and outstanding share of Continuing Corporation Common Stock. Each certificate previously representing shares of VFG Common Stock shall continue to represent an equal number of shares of Continuing Corporation Common Stock on and after the Effective Date.

(d) In the event VFG or FNB changes (or establishes a record date for changing) the number of shares of its common stock issued and outstanding before the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction with respect to its outstanding common stock, and the record date therefor shall be before the Effective Date, appropriate and proportional adjustments will be made to the Exchange Ratio.

(e) Each share of FNB Common Stock held by either party and each share of VFG Common Stock held by FNB or its Subsidiaries prior to the Effective Date (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Date and no consideration shall be issued in exchange therefor; provided, that such shares of VFG Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.

2.2 Exchange Procedures.

(a) At the Effective Date, the Continuing Corporation shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by VFG and FNB (in such capacity, the “Exchange Agent”), for the benefit of the holders of the Old FNB Certificates, certificates representing Continuing Corporation Common Stock (“New Certificates”), together with any dividends or distributions with respect thereto and any cash to be paid hereunder in lieu of fractional shares of Continuing Corporation Common Stock, without any interest thereon (the “Exchange Fund”), to be paid pursuant to Article 1 and this Article 2 in exchange for outstanding shares of FNB Common Stock.

(b) As promptly as practicable after the Effective Date, the Continuing Corporation shall cause the Exchange Agent to send to each former stockholder of record of FNB immediately before the Effective Date transmittal materials for use in exchanging such stockholder’s Old FNB Certificates for New Certificates based upon the Exchange Ratio.

(c) At its election, the Continuing Corporation may, but shall not be required to, cause the Exchange Agent to send to each stockholder of record of VFG immediately before the Effective Date transmittal materials for use in exchanging such stockholder’s certificates representing shares of VFG Common Stock (“Old VFG Certificates”) for New Certificates representing an equal number of shares of Continuing Corporation Common Stock. If the Continuing Corporation elects to require the surrender of the Old VFG Certificates, it shall comply with Section 2.2(a) above with respect to, and for the benefit of, the holders of the Old VFG Certificates.

(d) The Continuing Corporation shall cause the New Certificates for shares of Continuing Corporation Common Stock into which shares of FNB Common Stock and VFG Common Stock, to the extent the Continuing Corporation elects to require that Old VFG Certificates be surrendered and exchanged for New Certificates pursuant to Section 2.2(c) above, are converted at the Effective Date or dividends or distributions which such stockholder shall be entitled to receive and any cash to be paid in lieu of fractional shares to be paid to such stockholder upon delivery to the Exchange Agent of Old FNB Certificates and Old VFG Certificates representing such shares of FNB and VFG, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any such cash to be paid pursuant to Section 2.3.

(e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of FNB and VFG, to the extent the Continuing Corporation elects to require that Old VFG Certificates be surrendered and exchanged for New Certificates pursuant to Section 2.2(c) above, for six months after the Effective Date shall be returned to the Continuing Corporation (together with any dividends or earnings in respect thereof). Any stockholders of FNB and VFG, if applicable, who have not complied with this Article 2 shall thereafter be entitled to look only to the Continuing Corporation, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of FNB Common Stock and VFG Common Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon.

(f) None of the Exchange Agent, any of the parties hereto or any of their respective Subsidiaries shall be liable to any stockholder of FNB or VFG for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3 No Fractional Shares.

Each holder of shares of FNB Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of Continuing Corporation Common Stock (after taking into account all Old FNB Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of Continuing Corporation Common Stock multiplied by the closing sale price of VFG Common Stock on the Nasdaq Global Select Market on the trading day immediately preceding the Effective Date.

2.4 Dividends.

No dividend or other distribution payable to the holders of record of FNB Common Stock or VFG Common Stock, to the extent the Continuing Corporation elects to require that Old VFG Certificates be surrendered and exchanged for New Certificates pursuant to Section 2.2(c) above, at, or as of, any time after the Effective Date will be paid to the holder of any Old FNB Certificates or Old VFG Certificates, if applicable, until such holder physically surrenders such certificate (or customary indemnity if any of such certificate is lost, stolen or destroyed) for exchange as provided in Section 2.2 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).

2.5 FNB Stock Options and Other Equity-Based Awards.

(a) Each option to purchase shares of FNB Common Stock (a “FNB Stock Option”) granted under an equity or equity-based compensation plan of FNB (a “FNB Stock Plan”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Date shall cease, at the Effective Date, to represent a right to acquire FNB Common Stock and shall be converted at the Effective Date, without any action on the part of the holder thereof, into an option to purchase shares of Continuing Corporation Common Stock (a “Continuing Corporation Stock Option”) on the same terms and conditions as were applicable under such FNB Stock Option (but taking into account any changes thereto, including any acceleration thereof, provided for in the relevant FNB Stock Plan or in the related award document by reason of the Merger).

(b) The number of shares of Continuing Corporation Common Stock subject to each such Continuing Corporation Stock Option shall be equal to the number of shares of FNB Common Stock subject to each such FNB Stock Option multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Continuing Corporation Common Stock, and such Continuing Corporation Stock Option shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such FNB Stock Option divided by the Exchange Ratio; provided that the exercise price, the number of shares of Continuing Corporation Common Stock subject to such option and the terms and conditions of exercise of each such option (after taking into account the effect of any accelerated vesting thereof, if applicable) shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(c) Each restricted stock award granted under a FNB Stock Plan (a “FNB Stock Award”) which is unvested or contingent and outstanding immediately prior to the Effective Date, shall cease, at the Effective Date, to represent any rights with respect to shares of FNB Common Stock and shall be converted without any action on the part of the holder thereof, into a restricted stock award of the Continuing Corporation (a “Continuing Corporation Stock Award”), on the same terms and conditions as were applicable under the FNB Stock Awards (but taking into account any changes thereto, including any acceleration thereof, provided for in the FNB Stock Plan or in the related award document by reason of the Merger). The number of shares of Continuing Corporation Common Stock subject to each such Continuing Corporation Stock Award shall be equal to the number of shares of FNB Common Stock subject to the FNB Stock Award multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Continuing Corporation Common Stock.

(d) As soon as practicable after the Effective Date, the Continuing Corporation will deliver to the holders of FNB Stock Options and FNB Stock Awards any required notices setting forth such holders’ rights pursuant to the

FNB Stock Plan and award documents and stating that such FNB Stock Options and FNB Stock Awards have been assumed by the Continuing Corporation and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.5 after giving effect to the Merger and the terms of the FNB Stock Plan).

(e) Following the Effective Date, the Continuing Corporation may maintain the FNB Stock Plan for purposes of granting future awards. The provisions of the FNB Stock Plan will be unchanged, except that (i) all stock options and other equity-based awards issued by the Continuing Corporation pursuant to the FNB Stock Plan following the Effective Date shall be stock options and equity-based awards in respect of Continuing Corporation Common Stock, (ii) all references to FNB (other than any references relating to a “change in control” of FNB) in the FNB Stock Plan and in each agreement evidencing any award thereunder shall be deemed to refer to the Continuing Corporation, unless the Continuing Corporation determines otherwise, and (iii) the number of shares of Continuing Corporation Common Stock available for future issuance pursuant to the FNB Stock Plan following the Effective Date (the “Available FNB Stock Plan Shares”) shall be equal to the number of shares of FNB Common Stock so available immediately prior to the Effective Date multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of Continuing Corporation Common Stock.

(f) The Continuing Corporation shall reserve for future issuance a sufficient number of shares of Continuing Corporation Common Stock for delivery upon exercise of the FNB Stock Options assumed by it in accordance with this Section 2.5, plus the number of Available FNB Stock Plan Shares in the event the Continuing Corporation maintains the FNB Stock Plan as contemplated by Section 2.5(e). As soon as practicable after the Effective Date, the Continuing Corporation will file a registration statement on Form S-8 (or other appropriate form) with respect to the shares of FNB Common Stock subject to such Continuing Corporation Stock Options and Continuing Corporation Stock Awards (and the Available FNB Stock Plan Shares), as the case dictates) and shall maintain the effectiveness of such registration statement (and the current status of the prospectus contained therein) for so long as such Continuing Corporation Stock Options remain outstanding.

ARTICLE 3

Representations and Warranties

3.1 Disclosure Letters.

(a) Prior to the execution and delivery of this Agreement, each party has delivered to the other party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3 or to one or more of its covenants contained in Article 4; provided, (i) no such item is required to be set forth in a party’s Disclosure Letter as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined below) with respect to such party.

(b) Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify (i) any subsections of Section 3.3 specifically referenced or cross-referenced and (ii) other subsections of Section 3.3 to the extent it is clear (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure (A) applies to such other subsections and (B) contains sufficient detail to enable a reasonable person to recognize the relevance of such disclosure to such other subsections.

3.2 Standard.

(a) No representation or warranty of VFG or FNB contained in Section 3.3 (other than the representations and warranties contained in (i) Sections 3.3(c)(i) and (ii), 3.3(d), 3.3(e) and 3.3(u), which shall be true in all material respects with respect to it, and (ii) Sections 3.3(c)(iii)(A) and 3.3(g)(ii) which shall be true and correct in all respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3 has had or is reasonably likely to have a Material Adverse Effect on such party.

(b) The term “Material Adverse Effect,” as used with respect to a party, means an event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence, (i) is materially adverse to the business, properties, financial condition or results of operations of such party and its Subsidiaries (as defined in Section 3.3(b)), taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from (A) changes in laws or regulations generally affecting the banking and bank holding company businesses and the interpretation of such laws and regulations by courts or governmental authorities, (B) changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking and bank holding company businesses, (C) changes or events generally affecting the banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to VFG or FNB or their respective Subsidiaries, (D) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior informed consent of the other party in contemplation of the transactions contemplated hereby, (E) the announcement of this Agreement and the transactions contemplated hereby, and (F) any outbreak of major hostilities in which the United States is involved or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories or diplomatic or consular offices or upon any military installation or personnel of the United States.

(c) The term “Knowledge” when used with respect to a party means the Knowledge, after due inquiry, of such party’s executive officers.

3.3 Representations and Warranties.

Subject to and giving effect to Sections 3.1 and 3.2 and except as set forth in the relevant Disclosure Letters, VFG hereby represents and warrants to FNB and FNB hereby represents and warrants to VFG as follows:

(a) Organization, Standing and Power. It is a Virginia corporation duly organized, validly existing and in good standing under the laws of Virginia. It has the corporate power and authority to carry on its business as now conducted and to own and operate its assets, properties and business. It is duly registered as a bank holding company under the Bank Holding Company Act of 1956. True and complete copies of its articles of incorporation, bylaws or other similar governing instruments (the “Organizational Documents”), in each case as amended to the date hereof and as in full force and effect as of the date hereof, are set forth in Section 3.3(a) of its Disclosure Letter.

(b) Subsidiaries. Each of its Subsidiaries (i) is a duly organized corporation, validly existing and in good standing under applicable laws, (ii) has full corporate power and authority to carry on its business as now conducted, and (iii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on it on a consolidated basis. The outstanding shares of capital stock of each of its Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by it free and clear of all liens, claims and encumbrances or preemptive rights of any person. A true and complete list of its direct and indirect Subsidiaries as of the date hereof is set forth in Section 3.3(b) of its Disclosure Letter.

The term “Subsidiary” when used with respect to any party means any corporation or other business organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

(c) Authority; No Breach of the Agreement.

(i) It has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreements, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Stock Option Agreements, and the consummation of the transactions contemplated hereby and thereby, by it have been duly and validly authorized by all necessary corporate action, subject only to the receipt of (A) in the case of FNB, the approval of this Agreement and the Plan of Merger by the holders of a majority of the outstanding shares of FNB Common Stock (the “FNB Stockholder Approval”), and (B) in the case of VFG, approval of this Agreement and the Plan of Merger by a majority of the outstanding shares of VFG Common Stock (the “VFG Stockholder Approval”). This Agreement and the Stock Option Agreements are its valid and legally binding obligations, enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity). The Continuing Corporation Common Stock to be issued in the Merger, when issued, will be validly issued, fully paid and nonassessable.

(ii) The amendment to the VFG Bylaws as described in Section 1.3 has been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of a resolution, not to be withdrawn, providing for such VFG Bylaw amendment contingent on the Effective Date.

(iii) Neither the execution and delivery of this Agreement nor the Stock Option Agreements by it, nor the consummation by it of the transactions contemplated hereby or thereby, nor compliance by it with any of the provisions hereof or thereof will: (A) conflict with or result in a breach of any provision of its Organizational Documents; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of it or any of its Subsidiaries pursuant to any (1) note, bond, mortgage, indenture, or (2) any material license, agreement or other instrument or obligation, to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and stockholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its Subsidiaries.

(iv) As of the date hereof, it is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger.

(d) VFG Capital Stock. The authorized capital stock of VFG consists of: (i) 1,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding; and (ii) 25,000,000 shares of common stock, par value $1.00 per share, of which 10,792,797 shares are issued and outstanding as of this date. All outstanding shares of VFG Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date hereof, 246,321 shares of VFG Common Stock were subject to options to purchase VFG Common Stock (“VFG Stock Options”) and 29,750 shares were subject to unvested restricted stock awards (“VFG Stock Awards”), in each case granted under the 2001 Stock Incentive Plan (the “VFG Stock Plan”). As of the date of this Agreement, there are not any shares of capital stock of VFG reserved for issuance, or any outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which VFG is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by the VFG Stock Plan and the VFG Stock Purchase and Dividend Reinvestment Plan (the “VFG DRP”) and as set forth in its Disclosure Letter (which includes copies of the VFG Stock Plan and individual stock award agreements thereunder).

(e) FNB Capital Stock. The authorized capital stock of FNB consists of 25,000,000 shares of common stock, par value $5.00 per share, of which 7,379,858 shares are issued and outstanding as of this date. All outstanding shares of FNB Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date hereof, 229,690 shares of FNB Common Stock were subject to FNB Stock Options and 13,065 shares were subject to unvested FNB Stock Awards, in each case granted under the FNB Stock Plan. As of the date of this Agreement, there are not any shares of capital stock of FNB reserved for issuance, or any outstanding or authorized Rights, except as contemplated by the FNB Stock Plan and the FNB Dividend Reinvestment and Stock Purchase Plan (the “FNB DRP”) and as set forth in its Disclosure Letter (which includes copies of the stock incentive plans and individual stock award agreements).

(f) SEC Filings; Financial Statements; Bank Reports; Sarbanes-Oxley.

(i) Each party has filed and made available to the other party all reports, registration statements, proxy statements, offering circulars, schedules and other documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2003 (collectively, the “SEC Reports”) under the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively, the “Securities Laws”). Its SEC Reports, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied (and any SEC Reports filed after the date of this Agreement will comply) in all material respects with the applicable requirements of the Securities Laws, and (B) at the time they were filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing), did not (and any SEC Reports filed after the date of this Agreement will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii) Each of its financial statements contained in its SEC Reports (including any SEC Reports filed after the date of this Agreement) complied (or, in the case of SEC Reports filed after the date of this Agreement, will comply) in all material respects with the applicable requirements of the Securities Laws with respect thereto, fairly presented (or, in the case of SEC Reports filed after the date of this Agreement, will fairly present) the consolidated financial position of it and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, in each case in accordance with generally accepted accounting principles (“GAAP”) consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements.

(iii) Since December 31, 2003, each of its Subsidiaries that is a bank has filed with its principal federal regulator and made available to the other party such bank’s Consolidated Reports of Condition and Income, and such reports fairly present the financial position, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of such bank for the periods to which they relate, in each case in accordance with FFIEC instructions applicable to such reports (“Bank Reports”).

(iv) Each party is in compliance with the provisions of the Sarbanes-Oxley Act, including but not limited to Section 404 of such act, and the certifications provided and to be provided pursuant to Section 302 and 906 thereof are accurate. Each party and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of its Board of Directors and the duly authorized executive officers of such party, (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied with respect to institutions such as such party or other criteria applicable to such financial statements, and to maintain proper accountability for items therein, (iii) control of material properties and assets of such party is permitted only in accordance with general or specific authorization of its Board of Directors and the duly authorized executive officers of such party, and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(g) Absence of Certain Changes or Events. Since December 31, 2006, except as disclosed in its SEC Reports or Bank Reports filed prior to the date of this Agreement, (i) it and its Subsidiaries have conducted their respective businesses and incurred liabilities only in the ordinary course consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on it.

(h) Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in its financial statements contained in its SEC Reports or Bank Reports filed prior to the date of this Agreement, (ii) liabilities incurred since March 31, 2007 in the ordinary course of business consistent with past practice, and (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, it does not have, and since March 31, 2007 has not incurred (except as permitted by Section 4.1), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in its financial statements contained in its SEC Reports).

(i) Material Contracts; Defaults. Except for contracts and instruments reflected as exhibits to its SEC Reports filed prior to the date of this Agreement, as of the date hereof, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K, (B) that restricts the conduct of business by it or any of its Subsidiaries or its or their ability to compete in any line of business or (C) with respect to employment of an officer, director or consultant. Neither it nor any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(j) Legal Proceedings; Compliance with Laws. Except as set forth in its Disclosure Schedule, there are no actions, suits or proceedings instituted or pending or, to its Knowledge, threatened against it or any of its Subsidiaries or against any of its or its Subsidiaries’ properties, assets, interests or rights, or against any of its or its Subsidiaries’ officers, directors or employees. It and each of its Subsidiaries have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

(k) Tax Matters. It and each of its Subsidiaries have filed all federal, state and local tax returns and reports (“Tax Returns”) required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes (as defined below) owed by it or any of its Subsidiaries have been paid, are reflected as a liability in its SEC Reports, or are being contested in good faith as set forth in its Disclosure Letter. Except as set forth in its Disclosure Letter, no tax return or report filed by it or any of its Subsidiaries is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against it or any of its Subsidiaries by any taxing authority. As used herein, “Taxes” mean all taxes, charges, fees, levies or other assessments, including, without limitation, all income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or chargers of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

(l) Property. Except as set forth in its Disclosure Letter or reserved against as disclosed in its SEC Reports, it and each of its Subsidiaries have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in its SEC Reports as of December 31, 2006 or acquired after such date. All buildings, and all fixtures, equipment, and other property and assets that are material to its or any of its Subsidiaries business, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. The buildings, structures, and appurtenances owned, leased, or occupied by it and each of its Subsidiaries are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

(m) Employee Benefit Plans.

(i) It has disclosed in its Disclosure Letter all employee benefit plans and programs, including without limitation: (A) all retirement, savings and other pension plans; (B) all health, severance, insurance, disability and other employee welfare plans; and (C) all employment, vacation and other similar plans, all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other employee benefit plans, programs or arrangements, and all employment or compensation arrangements, in each case for the benefit of or relating to its current and former employees (collectively, the “Benefit Plans”).

(ii) None of its Benefit Plans is a “multi-employer plan” as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(iii) All of its Benefit Plans are in compliance in all material respects with applicable laws and regulations, and it has administered its Benefit Plans in accordance with applicable laws and regulations in all material respects.

(iv) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter (based on Internal Revenue Service permitted determination request procedures), or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures).

(v) Each party has made available to the other party copies of summary plan descriptions and annual reports required to be filed within the last three years pursuant to ERISA or the Code with respect to its Benefit Plans.

(vi) To its Knowledge, it has not engaged in any prohibited transactions, as defined in Code section 4975 or ERISA section 406, with respect to any Benefit Plan that is a pension plan as defined in Section 3(2) of ERISA.

(vii) There are no actions, suits, investigations or claims pending, threatened or anticipated (other than routine claims for benefits) with respect to any of its Benefit Plans.

(viii)(A) No compensation or benefit that is or will be payable in connection with the transactions contemplated by this Agreement will be characterized as an “excess parachute payment” within the meaning of Code Section 280G, and (B) no Benefit Plan contains any provision that would give rise to any severance, termination or other payments or liabilities as a result of the transactions contemplated by this Agreement.

(ix) It has not established and does not maintain a welfare plan, as defined in ERISA section 3(1), that provides benefits to an employee at its expense after a termination of employment, except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985.

(n) Insurance. It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. Since January 1, 2007, neither it nor any of its Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three years, has been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of it or its Subsidiaries.

(o) Loans; Allowance for Loan Losses.

(i) Except as set forth in its Disclosure Letter, each loan reflected as an asset in its SEC Reports or its Bank Reports (A) is evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid liens and security interests which have been perfected, (C) is the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect, and (D) in all material respects was made in accordance with its standard loan policies.

(ii) It has set forth in its Disclosure Letter the aggregate amounts as of a recent date of all loans, losses, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of it and each of its Subsidiaries that have been classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified” or words of similar import. It shall promptly, on a periodic basis, inform the other party hereto of any such classification arrived at any time after the date hereof.

(iii) The real property classified as other real estate owned included in non-performing assets in its SEC Reports or Bank Reports is carried net of reserve at the lower of cost or market value based on independent appraisals.

(iv) The allowance for loan losses reflected on the statements of financial condition included in its SEC Reports or Bank Reports, as of their respective dates, is adequate in all material respects under the requirements of GAAP and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

(p) Environmental Matters.

(i) Except as described in its Disclosure Letter, it and each of its Subsidiaries are in substantial compliance with all Environmental Laws (as defined below). Neither it nor any of its Subsidiaries has received any communication alleging that it or such Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(ii) Neither it nor any of its Subsidiaries has received notice of pending, and are not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (A) it or such Subsidiary, (B) any person or entity whose liability for any Environmental Claim it or any Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by it or any Subsidiary, or any real or personal property which it or any Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (D) any real or personal property in which it or a Subsidiary holds a security interest securing a loan recorded on the books of it or such Subsidiary. Neither it nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(iii) With respect to all real and personal property owned or leased by it or any of its Subsidiaries, or all real and personal property which it or any of its Subsidiaries has been, or is, judged to have managed or to have supervised or to have participated in the management of, it will promptly provide the other party hereto with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which is included in its Disclosure Letter). It and all of its Subsidiaries are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

(iv) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against it or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim it or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(v) For purposes of this Agreement, the following terms shall have the following meanings:

(A) “Environmental Claim” means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

(B) “Environmental Laws” means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

(C) “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(q) Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(r) Intellectual Property. It and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the Technology Systems (as such terms are defined below) that are used by it and its Subsidiaries in their respective businesses as currently conducted. It and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person, and there is no claim asserted, or to its Knowledge threatened, against it or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. “Intellectual Property” means all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. “Technology Systems” means the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by either party and its Subsidiaries or by a third party.

(s) Takeover Laws and Provisions. It has taken all action necessary, if any, to exempt this Agreement, the Plan of Merger, the Stock Option Agreements and the transactions contemplated hereby and thereby from the requirements of any “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state (collectively, “Takeover Laws”), including without limitation Sections 13.1-725 through 13.1-728 of the VSCA (because a majority of its disinterested directors approved such transactions for such purposes before any “determination date” with respect to it) and Sections 13.1-728.1 through 13.1-728.9 of the VSCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby (and the Stock Option Agreements and the transactions contemplated thereby) comply with, and this Agreement and the transactions contemplated hereby (and the Stock Option Agreements and the transactions contemplated thereby) do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, “Takeover Provisions”).

(t) Financial Advisors. None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement and the Stock Option Agreements, VFG has retained Sandler O’Neill + Partners, L.P. as its financial advisor, and FNB has retained Davenport & Company LLC as its financial advisor (in each case pursuant to engagement letters true and complete copies of which are included in its Disclosure Letter).

(u) Fairness Opinion. Prior the execution of this Agreement, VFG has received a written opinion of Sandler O’Neill + Partners, L.P., and FNB has received a written opinion of Davenport & Company LLC, each to the effect that as of the date thereof and based upon and subject to the matters set forth therein, (i) in the case of VFG, the Exchange Ratio is fair from a financial point of view to the stockholders of VFG, and (ii) in the case of FNB, the Exchange Ratio is fair from a financial point of view to the stockholders of FNB. Such opinions have not been amended or rescinded as of the date of this Agreement.

(v) Tax Treatment. As of the date hereof, it is not aware of any reason why the Merger will fail to qualify as a tax-free reorganization under Section 368(a) of the Code.

ARTICLE 4

Covenants Relating to Conduct of Business

4.1 Conduct of Business Pending Merger.

From the date hereof until the Effective Date, except as expressly contemplated or permitted by this Agreement or as set forth in its Disclosure Letter, without the prior written consent of the other party (which consent will not be unreasonably withheld or delayed), VFG and FNB each agrees that it will not, and will cause each of its Subsidiaries not to:

(a) Conduct its business other than in the ordinary and usual course or fail to use its reasonable best efforts to maintain and preserve intact its business organization, assets, employees and relationships with customers, suppliers, employees and business associates.

(b) Take any action that would adversely affect or delay the ability of either party (i) to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c) Amend its Organizational Documents (except as provided herein).

(d) Other than pursuant to stock options outstanding as of the date hereof under the VFG Stock Plan and FNB Stock Plan, or pursuant to the Stock Option Agreements: (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock, or any Rights with respect thereto, except with respect to VFG to the extent permitted under the VFG DRP and the FNB DRP (ii) enter into any agreement with respect to the foregoing; or (iii) permit any additional shares of capital stock to become subject to new grants of employee and director stock options, stock appreciation rights, or similar stock-based rights.

(e) Enter into or amend any written employment agreement, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice or to comply with Section 409A of the Code.

(f) Enter into or amend (except as may be required by applicable law or the terms of any Benefit Plan) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder, except in the ordinary course of business consistent with past practice or to comply with Section 409A of the Code.

(g) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement.

(h) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (i) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries and (ii) as permitted by Section 4.2(a)) or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, except for repurchases and other acquisitions of shares of its common stock made pursuant to any stock repurchase program announced prior to the date of this Agreement, or any extension or renewal thereof, in accordance with Rule 10b-18 and Regulation M, each as promulgated by the SEC.

(i) Make other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business, any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly owned Subsidiaries;

(j) Implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law.

(k) Notwithstanding anything herein to the contrary, (i) knowingly take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis, except as may be required by applicable law; provided, that nothing in this Section 4.1(k) shall preclude any party from exercising its respective rights under Section 5.5.

(l) Enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its Subsidiaries, taken as a whole, except as required by applicable law banking policies in any material respect, except as may be required by applicable law.

(m) Take any other action that would make any representation or warranty in Article 3 hereof untrue.

(n) Agree to take any of the actions prohibited to it by this Section 4.1.

4.2 Dividends.

(a) After the date of this Agreement until the Effective Date, (i) VFG may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of VFG Common Stock at a rate not to exceed $0.16 per share per quarter, (ii) FNB may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of FNB Common Stock at a rate not to exceed $0.21 per share per quarter, and (iii) its direct and indirect Subsidiaries may (to the extent legally and contractually permitted to do so), declare and pay dividends on their capital stock in cash, stock or other property to the parties or their wholly owned Subsidiaries and required payments to the holders of any trust preferred securities issued by Subsidiaries of the parties.

(b) After the date of this Agreement until the Effective Date, each party will coordinate with the other with respect to the declaration of any dividends or other distributions with respect to VFG Common Stock and FNB Common Stock and the related record dates and payment dates, it being intended that VFG and FNB stockholders will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of VFG Common Stock or FNB Common Stock (including any shares of Continuing Corporation Common Stock received in exchange therefor in the Merger).

(c) It is the intent of VFG and FNB that the Continuing Corporation will pay an initial annual dividend of $0.64 a share, or $0.16 a share per quarter subject to, among other things: (i) applicable federal and state law and regulations; (ii) the earnings and financial condition of the Continuing Corporation; (iii) the ongoing approval thereof by the Continuing Corporation’s Board of Directors; and (iv) general economic conditions.

4.3 Transition.

To facilitate the integration of the operations of VFG and FNB and their Subsidiaries and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Date the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of VFG and FNB shall, and shall cause its Subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

4.4 Control of the Other Party’s Business.

Prior to the Effective Date, nothing contained in this Agreement (including, without limitation, Section 4.3) shall give FNB directly or indirectly, the right to control or direct the operations of VFG, and nothing contained in this Agreement shall give VFG, directly or indirectly, the right to control or direct the operations of FNB. Prior to the Effective Date, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.

ARTICLE 5

Additional Agreements

5.1 Reasonable Best Efforts.

Subject to the terms and conditions of this Agreement, the parties will use their reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party hereto to that end.

5.2 Access to Information; Notice of Certain Matters; Confidentiality.

(a) Each party will permit the other party to make or cause to be made such investigation of its operational, financial and legal condition as the other party reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unnecessarily with normal operations. No investigation by a party shall affect the representations and warranties of the other party.

(b) Each party will give prompt notice to the other party (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

(c) Each party shall, and shall cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of, and not use to the detriment of the other party, all information obtained in such investigation that is not otherwise publicly disclosed by the other party, unless use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby, such undertaking with respect to confidentiality to survive any termination of this Agreement. If this Agreement is terminated, each party shall promptly return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information received from the other party.

5.3 Stockholder Approvals.

(a) VFG shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the VFG Stockholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of VFG shall support and recommend approval of the Merger Agreement and the transactions contemplated therein shall use its reasonable best efforts to obtain the VFG Stockholder Approval unless the Board has received and recommended (or submitted to stockholders) a Superior Proposal in accordance with Section 5.5.

(b) FNB shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the FNB Stockholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of FNB shall support and recommend approval of the Merger Agreement and the transactions contemplated therein shall use its reasonable best efforts to obtain the FNB Stockholder Approval unless the Board has received and recommended (or submitted to stockholders) a Superior Proposal in accordance with Section 5.5.

(c) VFG and FNB shall use their reasonable best efforts to hold their respective stockholder meetings on the same day.

(d) Nothing in this Agreement shall be deemed to relieve either party of its obligation to submit this Agreement to its stockholders for a vote on the adoption thereof; provided, that neither party will be required to submit this Agreement to its stockholders if doing so would not be permissible under applicable law.

5.4 Registration Statement; Joint Proxy Statement; SEC Filings.

(a) Each party will cooperate with the other party, and their representatives, in the preparation of a registration statement on Form S-4 or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto (the “Registration Statement”), to be filed by VFG with the SEC in connection with the issuance of Continuing Corporation Common Stock in the Merger, and the parties will prepare a joint proxy statement and prospectus and other proxy solicitation materials of VFG and FNB constituting a part thereof (the “Joint Proxy Statement”). Neither the Joint Proxy Statement nor the Registration

Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed by VFG or FNB without consultation with the other party and its counsel. VFG will use all reasonable efforts, in which FNB will reasonably cooperate as necessary, to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable and to cause the Registration Statement to be declared effective under the Securities Act of 1933 (the “Securities Act”) as promptly as reasonably practicable after the filing thereof.

(b) Each party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the respective stockholder meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

5.5 No Other Acquisition Proposals.

(a) Each party agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit or encourage inquiries or proposals with respect to, (ii) furnish any confidential or nonpublic information relating to, or (iii) engage or participate in any negotiations or discussions concerning, an Acquisition Transaction (as defined below). Notwithstanding the foregoing, nothing contained in this Section 5.5 shall prohibit either party, prior to its respective meeting of stockholders to be held pursuant to Section 5.3, from furnishing nonpublic information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written proposal regarding an Acquisition Transaction with respect to such party if, and only to the extent that (i) such party’s board of directors concludes in good faith, after consultation with and based upon the written advice of outside counsel, that the failure to take such actions would be inconsistent with its fiduciary duties to stockholders under applicable law, (ii) before taking such action, such party receives from such person or entity an executed confidentiality agreement, and (iii) such party’s board of directors concludes in good faith that the proposal regarding the Acquisition Transaction constitutes or is reasonably likely to result in a Superior Proposal (as defined below). Each party shall immediately (within 24 hours) notify the other party orally and in writing of its receipt of any such proposal or inquiry, the material terms and conditions thereof, the identity of the person making such proposal or inquiry, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(b) For purposes of this Agreement, an “Acquisition Transaction” means any of the following transactions involving VFG or FNB, or their respective Subsidiaries, other than as contemplated by this Agreement: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; (ii) any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of a party and its Subsidiaries or 10% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 10% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party.

(c) For purposes of this Agreement, a “Superior Proposal” means a bona fide written proposal for an Acquisition Transaction that the Board of Directors of VFG or FNB, as the case may be, concludes in good faith, after consultation with its financial and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation) (A) is more favorable to the stockholders of VFG or FNB, as the case may be, from a financial point of view, than the Merger and (B) is fully financed or reasonably capable of being fully financed and reasonably likely to receive all required approvals of Governmental Authorities (as defined below in Section 5.6(a)) on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the Acquisition Transaction shall have the meaning assigned to such term in Section 5.5(b), except the reference to “10% or more” in such definition shall be deemed to be a reference to “a majority” and “Acquisition Transaction” shall only be deemed to refer to a transaction involving FNB or VFG or one of their respective banking Subsidiaries.

(d) Nothing in this Section 5.5 shall permit either party to terminate this Agreement or affect any other obligation of the parties under this Agreement.

5.6 Applications and Consents.

(a) The parties shall cooperate and use their reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of each Governmental Authority (as defined below) and all third parties necessary to consummate the transactions contemplated by this Agreement (the “Regulatory Approvals”) and will make all necessary filings in respect of the Regulatory Approvals as soon as practicable. For the purposes of this Agreement, a “Governmental Authority” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

(b) Each party will promptly furnish to the other party copies of applications filed with all Governmental Authorities and copies of written communications received by such party from any Governmental Authority with respect to the transactions contemplated hereby. Each party will consult with the other party with respect to the obtaining of all Regulatory Approvals and other material consents from third parties advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.

5.7 Public Announcements.

Prior to the Effective Date, the parties will consult with each other as to the form and substance of any press release or other public statement materially related to this Agreement prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad based employee communication that is reasonably likely to become the subject of public disclosure); provided, that nothing in this Section 5.7 shall prohibit any party from making any disclosure necessary in order to satisfy such party’s disclosure obligations imposed by applicable law or the rules established by the Nasdaq Stock Market or any other self-regulatory organization.

5.8 Affiliate Agreements.

VFG has identified to FNB all persons who are, as of the date hereof, directors or executive officers of VFG (the “VFG Affiliates”), and FNB has identified to VFG all persons who are, as of the date hereof, directors or executive officers of FNB (the “FNB Affiliates”). Each party will use its reasonable best efforts to obtain a written agreement in the form of Exhibit 5.8 hereto to be delivered, on or prior to the date hereof to FNB from each VFG Affiliate and to VFG from each FNB Affiliate, on or prior to the date hereof.

5.9 Employee Benefit Plans.

(a) Following the Effective Date, the Continuing Corporation at its election shall either (i) provide generally to officers and employees of FNB and its Subsidiaries, who at or after the Effective Time become employees of the Continuing Corporation or its Subsidiaries (“FNB Continuing Employees”), employee benefits under Benefit Plans maintained by the Continuing Corporation, on terms and conditions which are the same as for similarly situated officers and employees of the Continuing Corporation and its Subsidiaries, or (ii) maintain for the benefit of the FNB Continuing Employees, the Benefit Plans maintained by FNB immediately prior to the Effective Date; provided that the Continuing Corporation may amend any Benefit Plan maintained by FNB immediately prior to the Effective Date to comply with any law or as necessary and appropriate for other business reasons. Prior to the Effective Date, VFG and FNB shall cooperate in reviewing, evaluating and analyzing their respective Benefit Plans with a view towards developing appropriate and effective Benefit Plans for employees of VFG and FNB and their Subsidiaries after the Effective Date.

(b) For purposes of participation, vesting and benefit accrual (except not for purposes of benefit accrual with respect to any plan in which such credit would result in a duplication of benefits) under the Continuing Corporation’s Benefit Plans, service with or credited by FNB or any of its Subsidiaries shall be treated as service with the Continuing Corporation; provided that this provision shall not cause VFG’s tax-qualified defined benefit pension plan (which is not open to new participants) to be opened to new participants or to provide additional credit for pre-Effective Date service for benefit accrual purposes. To the extent permitted under applicable law, the Continuing Corporation shall cause welfare Benefit Plans maintained by the Continuing Corporation that cover the FNB Continuing Employees after the Effective Date to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the Benefit Plans maintained by FNB), and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the FNB Continuing Employees under welfare Benefit Plans maintained by FNB to be credited to such FNB Continuing Employees under welfare Benefit Plans maintained by the Continuing Corporation, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by such FNB Continuing Employees under welfare Benefit Plans maintained by the Continuing Corporation.

(c) Each employee of VFG or FNB, or one of their respective Subsidiaries, at the Effective Date who is terminated by the Continuing Corporation after the Effective Date, excluding any employee who has a contract providing for severance, shall be entitled to severance pay in accordance with the severance policy adopted prior to the Effective Date by the parties hereto, if and to the extent that such employee is entitled to severance pay under such policy. Such employee’s service with VFG or FNB shall be treated as service with the Continuing Corporation for purposes of determining the amount of severance pay, if any, under the Continuing Corporation’s severance policy.

(d) Nothing in this Section 5.9 shall be interpreted as preventing the Continuing Corporation, from and after the Effective Date, from amending, modifying or terminating any Benefit Plans maintained by either VFG or FNB or their respective Subsidiaries or any other contracts, arrangements, commitments or plans of either party in accordance with their terms and applicable law.

5.10 Nasdaq Listing.

The parties will use all reasonable best efforts to cause the shares of the Continuing Corporation Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Date.

5.11 Indemnification.

(a) Following the Effective Date, the Continuing Corporation shall indemnify, defend and hold harmless any person who has rights to indemnification from FNB, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and FNB’s Organizational Documents, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or before the Effective Date. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, the Continuing Corporation shall direct, if the party to be indemnified elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between the Continuing Corporation and the indemnified party. The Continuing Corporation shall use its reasonable best efforts to maintain FNB’s existing directors’ and officers’ liability policy, or some other policy, including VFG’s existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of FNB for a period of six years after the Effective Date on terms no less favorable to the directors and officers than those in effect on the date hereof.

(b) The provisions of this Section 5.11 are intended to be for the benefit of and shall be enforceable by each indemnified party and his or her heirs and representatives.

5.12 Employment Arrangements.

(a) The Continuing Corporation will, as of and after the Effective Date, assume and honor all employment agreements, severance agreements and deferred compensation agreements that VFG and FNB and their respective Subsidiaries have with their current and former officers and directors and which are set forth in its Disclosure Letter, except to the extent any such agreements shall be superseded on or after the Effective Date.

(b) The Continuing Corporation will enter into employment agreements, which will become effective as of the Effective Date, with William P. Heath, Jr., O. R. Barham, Jr., Litz H. Van Dyke, Jeffrey W. Farrar, and Gregory W. Feldmann in the form of Exhibit 5.12.

(c) Each party will use its reasonable best efforts to obtain appropriate agreements and waivers from certain of its officers and its Subsidiaries’ officers that the Merger will not constitute a change in control within the meaning of their respective employment or change in control agreements.

5.13 Takeover Laws.

If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby or by the Stock Option Agreements, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary (other than as contemplated by Section 5.3) so that the transactions contemplated by this Agreement and by the Stock Option Agreements may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement or by the Stock Option Agreements.

5.14 Change of Method.

VFG and FNB shall be empowered, upon their mutual agreement and at any time prior to the Effective Date, to change the method or structure of effecting the combination of VFG and FNB (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Continuing Corporation Common Stock received by FNB stockholders in exchange for each share of FNB Common Stock and VFG stockholders in exchange for each share of VFG Common Stock, (ii) adversely affect the tax treatment of FNB’s stockholders or VFG’s stockholders pursuant to this Agreement, (iii) adversely affect the tax treatment of FNB or VFG pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

ARTICLE 6

Conditions to the Merger

6.1 General Conditions.

The respective obligations of each party to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.

(a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of this Agreement by the requisite vote of the shareholders of VFG and FNB.

(b) Regulatory Approvals. VFG and FNB shall have received all Regulatory Approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, that no such approvals shall have imposed any condition or requirement that would, after the Effective Date, have or be reasonably likely to have a Material Adverse Effect on the Continuing Corporation (after giving effect to the Merger).

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d) Nasdaq Listing. The shares of the Continuing Corporation Common Stock to be issued to the holders of FNB Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

(e) Legal Proceedings. Neither party shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

6.2 Conditions to Obligations of VFG.

The obligations of VFG to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by VFG pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of FNB set forth in Article 3, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Date as though made on and as of the Effective Date and VFG shall have received a certificate, dated as of the Effective Date, signed on behalf of FNB by the Chief Executive Officer and Chief Financial Officer of FNB to such effect.

(b) Performance of Obligations. FNB shall have performed in all material respects all obligations required to be performed by it under this Agreement before the Effective Date and VFG shall have received a certificate, dated as of the Effective Date, signed on behalf of FNB by the Chief Executive Officer and Chief Financial Officer of FNB to such effect.

(c) Tax Opinion. VFG shall have received a written opinion from LeClair Ryan, A Professional Corporation, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of VFG and FNB reasonably satisfactory in form and substance to such counsel.

6.3 Conditions to Obligations of FNB.

The obligations of FNB to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by FNB pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of VFG set forth in Article 3, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Date as though made on and as of the Effective Date and FNB shall have received a certificate, dated as of the Effective Date, signed on behalf of VFG by the Chief Executive Officer and Chief Financial Officer of VFG to such effect.

(b) Performance of Obligations. VFG shall have performed in all material respects all obligations required to be performed by it under this Agreement before the Effective Date and FNB shall have received a certificate, dated as of the Effective Date, signed on behalf of VFG by the Chief Executive Officer and Chief Financial Officer of VFG to such effect.

(c) Tax Opinion. FNB shall have received a written opinion from Troutman Sanders LLP, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of FNB and VFG reasonably satisfactory in form and substance to such counsel.

ARTICLE 7

Termination

7.1 Termination.

This Agreement may be terminated and the Merger abandoned at any time before the Effective Date, whether before or after the approval of the Merger by the stockholders of VFG or FNB, as provided below:

(a) Mutual Consent. By the mutual consent in writing of VFG and FNB.

(b) Closing Delay. By either party, evidenced by written notice, if the Merger has not been consummated by June 30, 2008, or such later date as shall have been agreed to in writing by the parties, if the failure to consummate the Merger on or before such date is not caused by any breach of this Agreement by the party electing to terminate pursuant to this Section 7.1(b).

(c) Conditions to Performance Not Met. By either VFG or FNB in the event of a breach of any representation or warranty, covenant or agreement contained in this Agreement on the part of the other party, which breach would result in, if occurring or continuing on the Effective Date, the failure of the conditions to the terminating party’s obligations set forth in Sections 6.2 and 6.3, and which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

(d) Solicitation and Recommendation Matters. By either party in the event that (i) the Board of Directors of the other party has failed to recommend that its stockholders vote in favor of this Agreement or has withdrawn, modified or qualified such recommendation in a manner materially adverse to the terminating party, (ii) the other party has failed to substantially comply with its obligations under

Section 5.3 or 5.5, (iii) the other party negotiates or authorizes the conduct of negotiations (and twenty business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the request and receipt of information from, any person that submits an Acquisition Transaction or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Transaction) regarding an Acquisition Transaction other than the Merger, or (iv) the Board of Directors of the other party has recommended or endorsed Superior Proposal.

7.2 Effect of Termination.

In the event this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and public announcements set forth in Sections 5.2(c) and 5.7, respectively, and this Article 7, shall survive any such termination, and (ii) a termination pursuant to 7.1(c) or 7.1(d) hereof shall not relieve the breaching party from liability for an uncured intentional breach of any provision of this Agreement giving rise to such termination. Notwithstanding the foregoing, in the event of any termination of this Agreement, each of the Stock Option Agreements shall remain in full force and effect to the extent provided therein.

7.3 Non-Survival of Representations, Warranties and Covenants.

Except for Article 1, Article 2, Sections 5.2(c), 5.11, 5.12 and this Article 7, the respective representations, warranties, obligations, covenants, and agreements of the parties shall be deemed only to be conditions of the Merger and shall not survive the Effective Date.

7.4 Fees and Expenses.

(a) Except as otherwise provided in this Agreement, each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that VFG and FNB will each bear and pay one-half of the following expenses: (i) the cost of the first draft of this Agreement, (ii) the printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement and (iii) all listing, filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC, and any other fees paid for filings with any Governmental Authority.

(b) If this Agreement is terminated by VFG or FNB because of a willful and material breach by the other party of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall reimburse the other party for all reasonable out-of-pocket expenses incurred by it in connection with the transactions contemplated by this Agreement and the enforcement of its rights hereunder.

(c) Final settlement with respect to the reimbursement of such fees and expenses by the parties shall be made within 30 days after the termination of this Agreement.

(d) Nothing contained in this Section 7.4 shall constitute or shall be deemed to constitute liquidated damages for the willful and material breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party.

ARTICLE 8

General Provisions

8.1 Entire Agreement.

This Agreement, including the Disclosure Letters and Exhibits, together with the Stock Option Agreements, contain the entire agreement between VFG and FNB with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

8.2 Binding Effect; No Third Party Rights.

This Agreement shall bind VFG and FNB and their respective successors and assigns. Other than Sections 5.11 and 5.12, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

8.3 Waiver and Amendment.

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose stockholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the later of the date of the VFG Stockholder Meeting or the FNB Stockholder Meeting, except statutory requirements and requisite approvals of stockholders and Governmental Authorities.

8.4 Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

8.5 Notices.

All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) when personally delivered or facsimile transmitted (with confirmation), or (ii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to VFG:

O. R. Barham, Jr.
President and Chief Executive Officer
Virginia Financial Group, Inc.
102 South Main Street
Post Office Box 71
Culpeper, Virginia 22701-0071
Tele: (540) 825-4809
Fax: (540) 825-7568

with a copy to:

George P. Whitley, Esq.
LeClair Ryan, A Professional Corporation
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
Tele: (804) 343-4089
Fax: (804) 783-7628

If to FNB:

William P. Heath, Jr.
President and Chief Executive Officer
FNB Corporation
105 Arbor Drive
Christiansburg, Virginia 24073-6589
Tele: (540) 382-6041
Fax: (540) 381-6785

with a copy to:

Fred W. Palmore III, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219
Tele: (804) 697-1396
Fax: (804) 697-1339

8.6 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

8.7 Waiver of Jury Trial.

Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.

8.8 Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

VIRGINIA FINANCIAL GROUP, INC.

By:	/s/ O. R. BARHAM, JR.
O. R. Barham, Jr.
President and Chief Executive Officer

FNB CORPORATION

By:	/s/ WILLIAM P. HEATH, JR.
William P. Heath, Jr.
President and Chief Executive Officer

EXHIBIT 1.1(a)

To the Agreement and

Plan of Reorganization

PLAN OF MERGER

BETWEEN

FNB CORPORATION

AND

VIRGINIA FINANCIAL GROUP, INC.

Pursuant to this Plan of Merger (“Plan of Merger”), FNB Corporation, a Virginia corporation (“FNB”), shall merge with and into Virginia Financial Group, Inc., a Virginia corporation (“VFG”).

ARTICLE 1

Terms of the Merger

1.1 The Merger.

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of July 26, 2007, between FNB and VFG (the “Agreement”), at the Effective Date, FNB shall be merged with and into VFG (the “Merger”) in accordance with the provisions of Virginia law and with the effect specified in Section 13.1-721 of the Virginia Stock Corporation Act (the “Act”). VFG shall be the surviving corporation of the Merger (VFG as existing on and after the Effective Date is sometimes referred to herein as the “Continuing Corporation”). The Merger shall become effective on such date and time as may be determined in accordance with Section 1.2 of the Agreement (the “Effective Date”).

ARTICLE 2

Manner of Converting and Exchanging Shares

2.1 Conversion of Shares; Exchange of Shares.

At the Effective Date, by virtue of the Merger and without any action on the part of the stockholders of FNB and VFG, as the case may be, such stockholders will be entitled to the following:

(a) Each share of common stock, par value $5.00 per share, of FNB (“FNB Common Stock”) issued and outstanding immediately before the Effective Date will be converted into and exchanged for 1.585 fully paid and nonassessable shares of common stock, par value $1.00 per share, of the Continuing Corporation (“Continuing Corporation Common Stock”) pursuant to the terms and conditions set forth in the Agreement and this Plan of Merger (the “Exchange Ratio”).

(b) All shares of FNB Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Date. Each certificate previously representing any such shares (the “Old FNB Certificates”) shall cease to represent any rights except the right to receive with respect to each underlying share of FNB Common Stock (i) a new certificate representing the number of whole shares of Continuing Corporation Common Stock into which the shares of FNB Common Stock represented by the Old FNB Certificate have been converted pursuant to this Section 2.1 upon the surrender of such Old FNB Certificate in accordance with Section 2.2, (ii) in accordance with Section 2.3, cash in lieu of fractional shares of Continuing Corporation Common Stock, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.4.

(c) Each share of common stock, par value $1.00 per share, of VFG (“VFG Common Stock”) issued and outstanding immediately before the Effective Date shall remain an issued and outstanding share of

Continuing Corporation Common Stock. Each certificate previously representing shares of VFG Common Stock shall continue to represent an equal number of shares of Continuing Corporation Common Stock on and after the Effective Date.

(d) In the event VFG or FNB changes (or establishes a record date for changing) the number of shares of its common stock issued and outstanding before the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction with respect to its outstanding common stock, and the record date therefor shall be before the Effective Date, appropriate and proportional adjustments will be made to the Exchange Ratio.

(e) Each share of FNB Common Stock held by either party and each share of VFG Common Stock held by FNB or its subsidiaries prior to the Effective Date (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Date and no consideration shall be issued in exchange therefor; provided, that such shares of VFG Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.

2.2 Exchange Procedures.

(a) At the Effective Date, the Continuing Corporation shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by VFG and FNB (in such capacity, the “Exchange Agent”), for the benefit of the holders of the Old FNB Certificates, certificates representing Continuing Corporation Common Stock (“New Certificates”), together with any dividends or distributions with respect thereto and any cash to be paid hereunder in lieu of fractional shares of Continuing Corporation Common Stock, without any interest thereon (the “Exchange Fund”), to be paid pursuant to Article 1 and this Article 2 in exchange for outstanding shares of FNB Common Stock.

(b) As promptly as practicable after the Effective Date, the Continuing Corporation shall cause the Exchange Agent to send to each former stockholder of record of FNB immediately before the Effective Date transmittal materials for use in exchanging such stockholder’s Old FNB Certificates for New Certificates based upon the Exchange Ratio.

(c) At its election, the Continuing Corporation may, but shall not be required to, cause the Exchange Agent to send to each stockholder of record of VFG immediately before the Effective Date transmittal materials for use in exchanging such stockholder’s certificates representing shares of VFG Common Stock (“Old VFG Certificates”) for New Certificates representing an equal number of shares of Continuing Corporation Common Stock. If the Continuing Corporation elects to require the surrender of the Old VFG Certificates, it shall comply with Section 2.2(a) above with respect to, and for the benefit of, the holders of the Old VFG Certificates.

(d) The Continuing Corporation shall cause the New Certificates for shares of Continuing Corporation Common Stock into which shares of FNB Common Stock and VFG Common Stock, to the extent the Continuing Corporation elects to require that Old VFG Certificates be surrendered and exchanged for New Certificates pursuant to Section 2.2(c) above, are converted at the Effective Date or dividends or distributions which such stockholder shall be entitled to receive and any cash to be paid in lieu of fractional shares to be paid to such stockholder upon delivery to the Exchange Agent of Old FNB Certificates and Old VFG Certificates representing such shares of FNB and VFG, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any such cash to be paid pursuant to Section 2.3.

(e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of FNB and VFG, to the extent the Continuing Corporation elects to require that Old VFG Certificates be surrendered and exchanged for New Certificates pursuant to Section 2.2(c) above, for six months after the Effective Date shall be returned to the Continuing Corporation (together with any dividends or earnings in respect thereof). Any stockholders of FNB and VFG, if applicable, who have not complied with this Article 2 shall thereafter be entitled to look only to the Continuing Corporation, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of FNB Common Stock and VFG Common Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon.

(f) None of the Exchange Agent, any of the parties hereto or any of their respective Subsidiaries shall be liable to any stockholder of FNB or VFG for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3 No Fractional Shares.

Each holder of shares of FNB Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of Continuing Corporation Common Stock (after taking into account all Old FNB Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of Continuing Corporation Common Stock multiplied by the closing sale price of VFG Common Stock on the Nasdaq Global Select Market on the trading day immediately preceding the Effective Date.

2.4 Dividends.

No dividend or other distribution payable to the holders of record of FNB Common Stock or VFG Common Stock, to the extent the Continuing Corporation elects to require that Old VFG Certificates be surrendered and exchanged for New Certificates pursuant to Section 2.2(c) above, at, or as of, any time after the Effective Date will be paid to the holder of any Old FNB Certificates or Old VFG Certificates, if applicable, until such holder physically surrenders such certificate (or customary indemnity if any of such certificate is lost, stolen or destroyed) for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions will be paid (without interest).

2.5 FNB Stock Options and Other Equity-Based Awards.

(a) Each option to purchase shares of FNB Common Stock (a “FNB Stock Option”) granted under an equity or equity-based compensation plan of FNB (a “FNB Stock Plan”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Date shall cease, at the Effective Date, to represent a right to acquire FNB Common Stock and shall be converted at the Effective Date, without any action on the part of the holder thereof, into an option to purchase shares of Continuing Corporation Common Stock (a “Continuing Corporation Stock Option”) on the same terms and conditions as were applicable under such FNB Stock Option (but taking into account any changes thereto, including any acceleration thereof, provided for in the relevant FNB Stock Plan or in the related award document by reason of the Merger).

(b) The number of shares of Continuing Corporation Common Stock subject to each such Continuing Corporation Stock Option shall be equal to the number of shares of FNB Common Stock subject to each such FNB Stock Option multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Continuing Corporation Common Stock, and such Continuing Corporation Stock Option shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such FNB Stock Option divided by the Exchange Ratio; provided that the exercise price, the number of shares of Continuing Corporation Common Stock subject to such option and the terms and conditions of exercise of such option (after taking into account the effect of any accelerated vesting thereof, if applicable) shall be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code of 1986, as amended.

(c) Each restricted stock award granted under a FNB Stock Plan (a “FNB Stock Award”) which is unvested or contingent and outstanding immediately prior to the Effective Date, shall cease, at the Effective Date, to represent any rights with respect to shares of FNB Common Stock and shall be converted without any action on the part of the holder thereof, into a restricted stock award of the Continuing Corporation (a “Continuing Corporation Stock Award”), on the same terms and conditions as were applicable under the FNB Stock Awards (but taking into account any changes thereto, including any acceleration thereof, provided for in the FNB Stock Plan or in the related award document by reason of the Merger). The number of shares of Continuing Corporation Common Stock subject to each such Continuing Corporation Stock Award shall be equal to the number of shares of FNB Common Stock subject to the FNB Stock Award multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Continuing Corporation Common Stock.

ARTICLE 3

Articles of Incorporation and Bylaws of the Continuing Corporation

The Articles of Incorporation and Bylaws of the Continuing Corporation as in effect immediately prior to the Effective Date, as such of the Agreement and as such Bylaws are to be amended as set forth in Exhibit 1.3(b) to the Agreement, will be the Articles of Incorporation and Bylaws of the Continuing Corporation; provided that the name of the Continuing Corporation shall be determined as set forth in Section 1.3 of the Agreement and as reflected in the Articles of Merger filed with the Virginia State Corporation Commission to effect the Merger.

ARTICLE 4

Conditions Precedent

The obligations of FNB and VFG to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

ARTICLE 5

Termination or Amendment

This Plan of Merger may be terminated or amended at any time before the Effective Date by the parties hereto as provided in Article 7 and Section 8.3 of the Agreement.

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